Exhibit 13.6

Trust Stamp - What We Do

https://vimeo.com/361353935

Nearly 4 billion people globally lack access to sufficient forms of legal identity. Biometric systems have gained traction as the future of global identity, but legacy systems are plagued by data breaches and synthetic identity fraud. Trust Stamp’s patented technology creates hashed identities to facilitate secure, interoperable, identity proofing anywhere in the world, online and offline. The evergreen hash is irreversible, and can only verify identity using our probabilistic AI. The evergreen hash maximizes the effectiveness of all identity data in accelerating financial inclusion and preventing fraud.

Trust Stamp Pitch@Palace 12.0

https://vimeo.com/367237925

Imagine you woke up tomorrow morning and no one, outside your family, knew you existed. There are 2 billion people in the world with no legal identity, no government knows they exist. Another 4 billion people don’t have the means to prove their identity in our increasingly digitized economies. But it isn’t just a tragedy for those billions of families, the impact on the global economy is that there is 3 trillion dollars of economic value that can be realized by universal financial inclusion. Now governments and NGOs are investing in biometric identity systems and they are making progress. But there’s a problem, those systems are prey to the theft of biometric data. So far, 27 million people have had their biometric identities stolen. That includes 5 million employees of the United States government, including employees of the Central Intelligence Agency. If you think about that, the 40 billion dollars lost today to identity theft and fraud, will just be a drop in the bucket. We use a deep neural network, we take biometric data of any type, from any source, and from that we create a tokenized, anonymized identity that cannot be stolen, it cannot be hacked, it cannot be used to recognize the individual except with their live consent using our probabilistic AI. This technology means that we can provide, with or without internet access, a digital identity to the 6 billion people in the world who have no identity. And again, 3 trillion dollars of impact for the global economy. So what is our ask? Well, while we already have partners to create identities for 100 million people, and in fact, organizations talking to us who represent over a billion unidentified people who want to use the technology. There’s a problem a little closer to home. As many of you will have read, the british digital identity scheme has not exactly been a success. While the needs are different, we would like to engage with that also. So we’d like an introduction to Matt Warner and the department for digital media, culture, and sport, because we’d like to bring the technology that we’re using throughout the world to help the british with its own identity scheme. Thank you for your time.